September 21, 2018

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tiffany Piland Posil

Re:	FGL Holdings

Schedule TO-I

Schedule 13E-3

Filed September 6, 2018

File No. 005-89522

Ladies and Gentlemen:

On behalf of FGL Holdings (the “Company”), the following information is in response to a letter, dated September 16, 2018, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Schedule TO-I filed on September 6, 2018 (the “Schedule TO”). The comments of the Staff are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment.

The Company is submitting, via EDGAR, Amendment No. 1 to the Schedule TO (“Amendment No. 1”).

Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

Schedule TO

Item 5. Past Contacts, Transactions, Negotiations and Agreements

1.

We note your incorporation by reference to the Proxy Statement filed April 2, 2018. Please revise the Offer to Exchange to refer specifically to the applicable discussion in the proxy statement and file the information as an exhibit. See Instruction to Item 1005(d) of Regulation M-A.

September 21, 2018

The Company respectfully submits that the disclosure required by Item 1005(d) of Regulation M-A is not required by Schedule TO, which calls for disclosure under Item 1005(a), (b) and (e) of Regulation M-A, or Schedule 13E-3, which calls for disclosure under Item 1005(a) through (c) and (e) of Regulation M-A. The Company therefore has not revised the Offer to Exchange or filed any additional information as an exhibit to Amendment No. 1.

Offer to Exchange

Summary Term Sheet and Questions and Answers, page 1

1.

Disclosure on page 3 indicates that you “may elect to exchange none of the Warrants.” Similar disclosure appears under “The Offer” on page 28. Please revise to clarify that you may elect to purchase none of the Warrants only in the event that you terminate the Offer due to the failure to satisfy a condition to the Offer.

The Company has revised the Offer to Exchange to clarify that we may elect to purchase none of the Warrants only in the event that we terminate the Offer due to the failure to satisfy a condition to the Offer.

Section 2. Fairness of the Offer, page 10

2.	Please revise to specifically address the fairness of the Offer to unaffiliated Warrant holders. See Item 1014(a) of Regulation M-A.

The Company has revised “Special Factors—Section 2. Fairness of the Offer” of the Offer to Exchange to address the fairness of the Offer to unaffiliated Warrant holders. The Company notes that the discussion of fairness is equally applicable to affiliated and unaffiliated Warrant holders, as all holders may participate in the Offer at their option, and will receive the same consideration if they validly tender the Warrants that they hold.

3.

In assessing the fairness of a going private transaction, the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally considered relevant and should be discussed in reasonable detail. See Questions 20-21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to discuss these factors in reasonable detail or explain why the factors were not deemed material or relevant.

The Company has revised “Special Factors—Section 2. Fairness of the Offer” of the Offer to Exchange to discuss the factors listed in Instruction 2 to Item 1014 of Regulation M-A. Warrants are commonly valued using a modified version of the Black-Scholes model, which takes into account the strike price and current market price of the Warrants and the current market price of the Company’s ordinary shares, among other factors. Therefore, current and historical market prices are material factors in assessing the fairness of the Offer, and were considered by the Board of Directors. The Company respectfully submits that net book value, going concern value and liquidation value are not material indicators of the value of the Warrants, and were not considered by the Board of Directors. In addition, purchase price paid in previous purchases is not applicable, as there have been no such purchases.

September 21, 2018

Tendering Warrant Holders’ Representations and Warranties, page 30

4.

Please tell us why you reference Rule 14e-4 here and in the Letter of Transmittal. We note that the rule addresses prohibited transactions in connection with a partial tender offer and that your Offer is for all outstanding Warrants.

The Company has deleted references to Rule 14e-4 in the Offer to Exchange and the Letter of Transmittal.

Section 3. Withdrawal Rights, page 31

5.	Please disclose that Warrants not yet accepted for payment after the expiration of 40 business days from the commencement of the Offer may be withdrawn. See Rule 13e-4(f)(2)(ii).

The Company has revised “Section 3. Withdrawal Rights” of the Offer to Exchange to disclose that Warrants not yet accepted for payment after the expiration of 40 business days from the commencement of the Offer may be withdrawn.

Participation in the Offer, page 37

6.	Please disclose the reasons for the intent to tender and clarify how the conditional waiver operates. See Item 1012(d) of Regulation M-A.

The Company has revised “Section 8. Interests of Directors and Executive Officers—Participation in the Offer” of the Offer to Exchange to include the reasons for our directors’ and sponsor group’s intent to participate in the Offer, and to clarify how their conditional confirmation operates.

Section 9. Financial Information Regarding the Company, page 38

7.

We note that you incorporated your financial statements by reference to your annual report on Form 10-K and quarterly reports on Form 10-Q. Please revise your disclosure to include all of the summarized financial information required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and the related staff guidance available in our July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations at I.H.7.

September 21, 2018

The Company has revised “Section 9. Financial Information Regarding the Company” of the Offer to Exchange to furnish a fair and adequate summary of the information specified in paragraphs (a) and (b) of Item 1010 of Regulation M-A as required by paragraph (c) of Item 1010 of Regulation M-A. The Company respectfully submits that gross profits, as well as current and non-current assets and liabilities are inconsistent with insurance industry reporting requirements and are not material to Warrant holders. In lieu of such information, the Company has provided summarized financial information which is consistent with the selected financial data included in the Company’s Annual Report on Form 10-K. The Company believes that this information provides Warrant holders with a fair and adequate summary of the information specified in paragraphs (a) and (b) of Item 1010 of Regulation M-A.

Section 13. Fees and Expenses, page 45

8.	Please provide the information required by Item 1007(c) of Regulation M-A.

The Company has revised “Section 13. Fees and Expenses” of the Offer to Exchange to include the information required by Item 1007(c) of Regulation M-A.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036.

Best Regards,

/s/ Steven J. Slutzky

cc:	Joseph C. Earley

FGL Holdings